LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP

VIA EDGAR

October 26, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BlackRock Variable Series Funds, Inc. Securities Act File No. 002-74452 Investment Company Act File No. 811-03290 Post-Effective Amendment No. 56

Ladies and Gentlemen:

On behalf of BlackRock Variable Series Funds, Inc. (the “Registrant”), we hereby transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 56 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to the BlackRock High Yield V.I. Fund and BlackRock U.S. Government Bond V.I. Fund (each, a “Fund,” and collectively, the “Funds”).

The Amendment is being filed pursuant to 485(a)(1) under the 1933 Act in order to make certain changes to each Fund’s investment objective, investment strategies and risks, as noted in a Supplement to the BlackRock High Yield V.I. Fund’s Prospectus that filed on August 31, 2011 and a Supplement to the BlackRock U.S. Government Bond V.I. Fund’s Prospectus that filed on June 6, 2011. In addition, we note that the Funds are re-opening their Class III Shares for purchase.

Each Fund’s description of its principal and other risks and operations has been reviewed by the Staff of the Securities and Exchange Commission in prior filings by the Registrant or other BlackRock Funds. Should members of the Staff have any questions or comments concerning the Amendment, they should call the undersigned at (212) 728-8510.

Very truly yours,

/s/ Anthony Geron
Anthony Geron

Enclosures

cc:	Ben Archibald, Esq. Maria Gattuso, Esq.